September 27, 2012

Mr. Larry Spirgel

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Virgin Media Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 21, 2012

File No. 000-50886

Dear Mr. Spirgel,

We have prepared the following in response to the comments in your letter dated August 29, 2012 regarding the above referenced filing.

For your convenience, we have included a copy of each staff comment in italics followed immediately by our response.

1.              Comment

We note your responses to comments 1 and 2 from our letter dated July 31, 2012. Please supplement your disclosure in future filings to describe the general nature of the qualitative performance targets considered in assessing individual performance. Where a specific qualitative measure was a material component in the compensation committee’s decision regarding individual performance, please explain how the compensation committee considered the factor in determining the level of individual performance and resulting compensation paid. Please confirm your understanding that you should discuss qualitative measures rather than just listing them.

Response

We note your comment and will provide the requested information regarding how the compensation committee considered each performance target in determining individual performance levels and the resulting compensation paid.  We also confirm that we understand that greater discussion of qualitative measures is necessary and we will provide the requested information regarding the general nature of qualitative performance targets considered in assessing individual performance.

2.              Comment

In your responses to comments 1, 2 and 3 from our letter dated July 31, 2012, you state that disclosure of certain performance measures would result in competitive harm. Please provide a more fulsome analysis to support these statements for each performance measure. As one example, explain how disclosure of the Blended Net Promoter Score targets and results “would inform competitors of [y]our strategic objectives.” For guidance, please refer to Question 118.04 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response

Firstly, we would point out that the Annual Bonus Plan comprises approximately 20% of an NEO’s total target remuneration, and the Net Promoter Score and Net Cable Customer Additions metrics each comprise only 20% of the 2011 Annual Bonus Plan (in each case, thus 4% of total compensation).  As a result, we do not believe that disclosure of specific targets for these metrics is material to stockholders in assessing our overall compensation program.  Rather, we believe that stockholders will obtain an understanding of our compensation strategy and the link between the performance metrics and actual payouts through enhanced disclosure of the rationale behind using each metric and a fuller qualitative discussion about the setting of the targets and the performance against those targets.  We have set out below the fuller disclosures we propose to make in relation to each of these two metrics.

In addition, we believe that disclosure of these two metrics would result in competitive harm.  Net Promoter Score is discussed below and the Net Cable Customer Additions target is discussed in the response to Comment 3.

Net Promoter Score

The Net Promoter Score system measures a company’s performance by asking customers how likely they would be to recommend the company to a friend or colleague.  Customers give a score between 0 and 10 points and are categorized as “Promoters” (score 9 — 10), “Passives” (score 7 — 8) or “Detractors” (score 0 — 6).

Virgin Media has used a Net Promoter Score (or “NPS”) metric in its Annual Bonus Plan since 2010 to measure customer loyalty and satisfaction.  The way in which this metric has been used in our Annual Bonus Plan has evolved since its introduction.

Relationship NPS was introduced in the 2010 Annual Bonus Plan (with 20% weighting for the metric within the bonus scorecard) to provide a robust measure of the sentiment of the whole customer base.  Relationship NPS focuses on all customers’ views of the company and how this is influenced by perceptions of the value for money of the products offered and their pricing.  It can be influenced by external factors such as market conditions and negative press coverage.  Relationship NPS is not publicly disclosed, either by us or our competitors.  However, while useful as a metric to look at the sentiment of the base it did not deliver the specific detail on key interactions that all employees felt they could influence in the short term.  Following a review, the company introduced the Transactional NPS metric to address the particular operational challenges that are most important to our customers by delivering outstanding frontline performance.

As a customer centric service business we use Transactional NPS to drive business performance as it provides insight into the subjective and qualitative area of how our customers feel about key interactions and is also a useful indicator of trends.  Transactional NPS is measured by surveying our customers and translating the survey results into a “score.”  The survey covers various types of customer contact activities and transactions as experienced by Virgin Media customers (such as call resolution and fault rates).  The survey sample groups (i.e. which Virgin Media customers to survey) and weightings used to arrive at a score are specific to the mix of Virgin Media’s customer call/contact volumes and may shift over time as our business evolves.  As such, Transactional NPS provides a bonus component which directly relates to the close connection between the actions of frontline employees and the service experienced by our customers.  We consider that focusing on maintaining and improving Transactional NPS has substantial merit in driving customer centric service behaviours and standards internally.  However, since Transactional NPS is an internal measure defined by the company, there is no standard external measure for Transactional NPS and it is not publicly disclosed by us or our competitors.

Accordingly, for the 2011 Annual Bonus Plan a Blended NPS target was used with 20% weighting.  The Blended NPS metric is based on Transactional NPS (90% of Blended NPS, or 18% of the bonus target) and Relationship NPS (10% of Blended NPS, or 2% of the bonus target).

For the 2012 Annual Bonus Plan, the Blended NPS target is based on Transactional NPS (80%) and Relationship NPS (20%), reflecting a more steady state balance which is based on the expectation that continuing focus on improved Transactional NPS should also improve Relationship NPS in the medium term.

Although the blended NPS element only accounts for 20% of the bonus scorecard, we propose to enhance our future disclosures by providing a more fulsome description of our approach to Transactional NPS, the rationale behind the blended metric used for the bonus scorecard and a fuller qualitative discussion about the setting of the targets and performance against those targets.  However, blended or Transactional NPS is not a disclosed financial measure and we do not consider that a detailed presentation of the mechanics of our Transactional NPS methodology or the scoring methodology and outcomes would be particularly helpful.  In developing our own methodology particularly for Transactional NPS, which comprises the majority of the blended NPS component, we have not been able to obtain any adequately detailed comparable qualitative or quantitative information regarding either direct competitors or relevant comparators.

The company is also of the view that disclosing either the information used to calculate Blended NPS or the Blended NPS targets would cause competitive harm.  Virgin Media operates in a highly competitive market.  It is not uncommon for companies within this market to advertise against competitors regarding specific items (for example, customer satisfaction), even if the impression made by such advertising is misleading because it does not provide comparable information in relation to the competitor.  The information used to calculate NPS would provide competitors with information regarding our strategic objectives, such as customer service arrangements and priorities, and information about the impact of our product, marketing and pricing decisions that could be used in formulating strategies to compete and/or to advertise, perhaps with mischief or malice, against the company.  For example, information about the weightings applied within the components of Blended NPS could be used to discern customer service areas in which we may be vulnerable, or conversely, areas where we may have a competitive advantage through superior customer service.  Comparable information regarding our competitors is not publicly available and being subjected to and contesting misleading advertising is time consuming, costly and detrimental to the company’s profile and brand.

Virgin Media’s compensation strategy is to reward performance which positively influences customer satisfaction.  We do not wish to be required to avoid using such metrics simply because they are subject to public disclosure.

3.              Comment

In your response to comment 3 from our letter dated July 31, 2012 you state your belief that the target for Net Cable Customer Additions is “commercially sensitive information as disclosure would provide competitors with information on [your] strategic objectives.” We note, however, that you disclose actual net cable customer additions in your Forms 10-K and 10-Q. Please note that we generally do not agree with the argument that disclosing a performance target for the last fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and the target is a measurement based on actual company results that have been disclosed. Please confirm that you will disclose material performance targets fitting this criteria going forward.

Response

As mentioned above, we do not believe providing detail of the Net Cable Customer Additions metric is material to understanding our overall compensation program.  Net Cable Customer Additions comprise approximately 12% of the Annual Bonus Plan in 2012, which itself comprises approximately 20% of a named executive officer’s total target remuneration (thus, 2.4% of total compensation).

The purpose of the Net Cable Customer Additions metric is to measure our customers’ responses to our products, marketing and pricing.  A customer additions target has been used in the Annual Bonus

Plan, in various forms, for several years.  Our practice has been to set a stretching target in order to challenge the business.  Additionally, achievement of the target is significantly affected by other variables, notably including decisions in relation to pricing.  Accordingly, it is not uncommon for this target to be missed and this was the case in 2011.

Consequently, disclosure of this stretching target may be misleading, and it would provide our competitors with information they could use to advertise against us and create a misleading impression of the strength of our customer base.  Conversely, it could falsely raise shareholder expectations if investment analysts were to erroneously consider the stretching target for the prior year as a base level when setting forecasts for the company.

Furthermore, the public disclosure of our Net Cable Customer Additions target would provide our competitors with unfair insight into our strategic growth objectives.  Our compensation committee sets the Net Cable Customer Additions target at the beginning of each annual bonus year and those targets are derived from internal analyses and projections of the company’s performance included in our confidential long-range strategic plan.  The company’s forecasts for pricing, the type and timing of new product introductions, improvements in network speed and access, competitive market conditions, anticipated pricing actions by key competitors and other economic factors not otherwise publicly disclosed are key considerations in developing and setting our Net Cable Customer Additions targets.  Maintaining high growth in the number of cable customers added and retained each year is dependent on favourable customer relationships, an attractive product and service offering, and competitive pricing.  As such, it is important to the company that our goals for growth in cable customers should not be shared with or be able to be derived by other companies given the intensely competitive market for cable customers.  Public disclosure of Virgin Media’s stretching target for a prior year could provide competitors with valuable information as to our strategic direction and operations which in turn would allow for competitors to more effectively solicit our customers and/or invest in and position resources to compete against us, resulting in competitive harm.

If disclosure of the Net Cable Customer Additions target were to be required going forward, we would reconsider inclusion of this measure as part of the Annual Bonus Plan for named executive officers.

In future we propose to provide greater information regarding the rationale behind using this metric and a fuller qualitative discussion regarding how the target was set (particularly where a stretching target has been set) and a qualitative description of performance against it (e.g. results were above/at/below target) in order to give shareholders an appropriate understanding of this component of our Annual Bonus Plan.

In connection with the above, we acknowledge the following:

•                  We are responsible for the adequacy and accuracy of the disclosure in our filings;

•                 Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•                  We may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning these responses, need further supplementary information, or if you would like to discuss of the matters covered in this letter, please contact Liz Pierson, Associate Counsel directly at +44 7968 195791.

Sincerely

/s/ Robert Gale

Robert Gale
Principal Accounting Officer